UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 9)*

Medwave, Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

585081 10 2

(CUSIP Number)

December 31, 2005

(Date of Event Which Requires Filing of this Statement)

        Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

        * The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

        The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 8 Pages

CUSIP No. 585081 10 2	13G	Page 2 of 8 Pages

1	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

David B. Johnson

2	Check the Appropriate Box if a Member of a Group	(a) ☒
	(See Instructions)	(b) ☐

3	SEC Use Only

4	Citizenship or Place of Organization

State of Minnesota, USA

Number of	5	Sole Voting Power

Shares		111,797(1)

Beneficially	6	Shared Voting Power

Owned by		278,861(2)

Each	7	Sole Dispositive Power

Reporting		111,797(1)

Person With	8	Shared Dispositive Power

		278,861(2)

9	Aggregate Amount Beneficially Owned by Each Reporting Person

390,658

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares	☐
(See Instructions)

11	Percent of Class Represented by Amount in Row (9)

3.4%

12	Type of Reporting Person (See Instructions)

IN

(1)	Includes 60,000 shares included within 30,000 units held by the reporting person (each unit consists of 30,000 shares and the right to acquire 30,000 of such shares pursuant to warrants that are presently exercisable at $4.25 and expire June 2006).

(2)	Includes 278,861 shares owned by Betty L. Johnson, wife of David B. Johnson. Does not include 18,900 shares owned by the reporting person’s adult children and 179,000 shares and 40,000 shares included within 20,000 units (each unit consisting of 20,000 shares and presently exercisable warrants to purchase 20,000 shares at $4.25 per share that expire June 2006) owned by a tax-exempt foundation established by the reporting person which precludes the reporting person from deriving any benefits from securities held by the foundation. The reporting person disclaims beneficial ownership of all shares owned by his adult children and the charitable foundation.

CUSIP No. 585081 10 2	13G	Page 3 of 8 Pages

1	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

Betty L. Johnson

2	Check the Appropriate Box if a Member of a Group	(a) ☒
	(See Instructions)	(b) ☐

3	SEC Use Only

4	Citizenship or Place of Organization

State of Minnesota, USA

Number of	5	Sole Voting Power

Shares		278,861

Beneficially	6	Shared Voting Power

Owned by		111,797(3)

Each	7	Sole Dispositive Power

Reporting		278,861

Person With	8	Shared Dispositive Power

		111,797(3)

9	Aggregate Amount Beneficially Owned by Each Reporting Person

390,658(3)

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares	☐
(See Instructions)

11	Percent of Class Represented by Amount in Row (9)

3.4%

12	Type of Reporting Person (See Instructions)

IN

(3)	See footnotes (1) and (2) on page 2. The reporting person disclaims beneficial ownership of all shares owned by her adult children and the charitable foundation.

CUSIP No. 585081 10 2	13G	Page 4 of 8 Pages

Item 1(a).    Name of Issuer:

Medwave, Inc.

Item 1(b).    Address of Issuer’s Principal Executive Offices:

435 Newbury Street, Danvers, MA 01923

Item 2(a).    Name of Person Filing:

See Item 1 on Cover Page

Item 2(b).    Address of Principal Business Office or, if None, Residence:

c/o Miller Johnson Steichen Kinnard, Inc., 60 South Sixth Street, Suite 3000, Minneapolis, Minnesota 55402

Item 2(c).    Citizenship:

See Item 4 on Cover Page

Item 2(d).    Title of Class of Securities:

Common Stock, no par value, and units comprised of one share of common stock and a warrant to purchase one share of common stock

Item 2(e).    CUSIP Number:

See Cover Page

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or Dealer registered under Section 15 of the Act.

(b)	☐	Bank as defined in Section 3(a)(6) of the Act.

(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act.

(d)	☐	Investment Company registered under Section 8 of the Investment Company Act of 1940.

(e)	☐	Investment Adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

CUSIP No. 585081 10 2	13G	Page 5 of 8 Pages

(f)	☐	Employee Benefit Plan or Endowment Fund in accordance with § 240. 13d-1(b)(1)(ii)(F);

(g)	☐	Parent Holding Company or control person in accordance with § 204.13d-1(b)(1)(ii)(G) (Note: See Item 7);

(h)	☐	Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.    Ownership:

        Provide the following regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1:

(a)	Amount beneficially owned: See Item 9 on Cover Page

(b)	Percent of Class: See Item 11 on Cover Page

(c)	The Reporting Person has the power to vote or dispose of the shares as follows:

(i)	Sole power to vote or to direct the vote: See Item 5 on Cover Page

(ii)	Shared power to vote or to direct the vote: See Item 6 on Cover Page

(iii)	Sole power to dispose or to direct the disposition of: See Item 7 on Cover Page

(iv)	Shared power to dispose or to direct the disposition of: See Item 8 on Cover Page

Item 5.    Ownership of Five Percent or Less of a Class.

        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following: ☒

Item 6.    Ownership of More Than Five Percent On Behalf of Another Person.

      Not Applicable.

CUSIP No. 585081 10 2	13G	Page 6 of 8 Pages

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

      Not applicable.

Item 8.    Identification and Classification of Members of the Group.

        See Exhibit A indicating the members of the group. See Exhibit B indicating the agreement of the group that this Schedule 13G Amendment is filed on their behalf.

Item 9.    Notice of Dissolution of Group.

      Not applicable.

Item 10.  Certifications.

        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 8, 2006	Date: February 8, 2006
/s/ David B. Johnson	/s/ Betty L. Johnson

David B. Johnson	Betty L. Johnson

CUSIP No. 585081 10 2	13G	Page 7 of 8 Pages

EXHIBIT A

The following list identifies each member of the group filing this Schedule 13G amendment

  1.    David B. Johnson
2.    Betty L. Johnson

EXHIBIT B

(see next page for exhibit)

CUSIP No. 585081 10 2	13G	Page 8 of 8 Pages

EXHIBIT B

AGREEMENT

        This will confirm the agreement by and among all of the undersigned that the Schedule 13G filed on or about this date with respect to the beneficial ownership of the undersigned of shares of Common Stock and Warrants to purchase Common Stock of Medwave, Inc. is being filed on behalf of each of the entities named below. This agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: February 8, 2006	Date: February 8, 2006
/s/ David B. Johnson	/s/ Betty L. Johnson

David B. Johnson	Betty L. Johnson